SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B108*

(CUSIP NUMBER)

Tao Li

10 East 53rd Street

31st Floor

New York, New York 10022

(212) 583-7758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

13D

CUSIP No. 46489B108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teng Yue Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,444,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,444,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,444,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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13D

CUSIP No. 46489B108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teng Yue Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,444,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,444,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,444,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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13D

CUSIP No. 46489B108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,444,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,444,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,444,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Teng Yue Partners, L.P., a Delaware limited partnership (“Teng Yue”), Teng Yue Partners Holdings, LLC, a Delaware limited liability company (“Teng Yue Holdings”), and Mr. Tao Li, the principal of Teng Yue and Teng Yue Holdings, relating to Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of iSoftStone Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

This Schedule 13D relates to Ordinary Shares of the Issuer purchased by Teng Yue through the accounts of certain private funds (collectively, the “Teng Yue Accounts”). Teng Yue serves as the investment manager of the Teng Yue Accounts and may direct the vote and dispose of the 33,444,980 Ordinary Shares held by the Teng Yue Accounts. Teng Yue Holdings serves as the general partner of Teng Yue and, in its capacity as such, may direct Teng Yue to direct the vote and disposition of the 33,444,980 Ordinary Shares held by the Teng Yue Accounts. As the principal of Teng Yue and Teng Yue Holdings, Mr. Li may direct the vote and disposition of the 33,444,980 Ordinary Shares held by the Teng Yue Accounts.

The Ordinary Shares reported in this 13D are held by the Teng Yue Accounts through direct ownership of Ordinary Shares, as well as through American Depositary Shares, evidenced by American Depositary Receipts that are listed on the New York Stock Exchange.

Item 1.	Security and Issuer

Securities acquired: Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).

Issuer:	iSoftStone Holdings Limited
Building 9 Zhongguancun Software Park
No. 8 West Dongbeiwang Road, Haidian District
Beijing 100193
People’s Republic of China

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Teng Yue, Teng Yue Holdings and Mr. Tao Li. Because Teng Yue Holdings is the general partner of Teng Yue and Mr. Li is the principal of Teng Yue and Teng Yue Holdings (with Mr. Li, Teng Yue and Teng Yue Holdings hereinafter referred to as the “Reporting Persons”), the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Ordinary Shares held by the Teng Yue Accounts. The Reporting Persons are filing this Schedule 13D jointly.

(b) The principal place of business for each of the Reporting Persons is 10 East 53rd Street, 31st Floor, New York, New York 10022.

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(c) The principal occupation of Mr. Li is serving as the principal of Teng Yue and Teng Yue Holdings. The principal business of Teng Yue Holdings is serving as the general partner of Teng Yue. The principal business of Teng Yue is acting as the investment manager of the Teng Yue Accounts.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Teng Yue and Teng Yue Holdings are organized under the laws of the State of Delaware. Mr. Li is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds

As of June 26, 2013, the Teng Yue Accounts had invested approximately $16,589,390 (inclusive of brokerage commissions) in the Ordinary Shares of the Issuer. The source of these funds was the working capital of the Teng Yue Accounts. The Ordinary Shares are held in a margin account; however, no leverage was used for the purchase of the Ordinary Shares.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased, or caused to be purchased, the Ordinary Shares for the Teng Yue Accounts based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons are currently acquiring securities of the Issuer, the Reporting Persons do not intend to acquire any particular portion of the outstanding Ordinary Shares and any further purchases will only be made if the price of the Ordinary Shares remains attractive. Consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire, or cause to be acquired, additional Ordinary Shares or dispose of, or cause to be disposed of, any or all of their Ordinary Shares depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Ordinary Shares was for investment, and the acquisitions of the Ordinary Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer and/or one or more shareholders of the Issuer, regarding the Issuer, including, but not limited to, its operations, business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and may discuss ideas that, if effected, could result in the acquisition by persons of additional Ordinary Shares of the Issuer, or an extraordinary corporate transaction involving the Issuer.

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Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon 569,206,989 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of March 31, 2013, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 24, 2013.

Teng Yue, as the investment manager of the Teng Yue Accounts, may be deemed to beneficially own the 33,444,980 Ordinary Shares held by the Teng Yue Accounts, representing approximately 5.9% of the issued and outstanding Ordinary Shares of the Issuer.

Teng Yue Holdings, as the general partner of Teng Yue, the investment manager of the Teng Yue Accounts, may be deemed to beneficially own the 33,444,980 Ordinary Shares held by the Teng Yue Accounts, representing approximately 5.9% of the issued and outstanding Ordinary Shares of the Issuer.

Mr. Li, as principal of Teng Yue, the investment manager of the Teng Yue Accounts, and Teng Yue Holdings, the general partner of Teng Yue, may be deemed to beneficially own the 33,444,980 Ordinary Shares beneficially owned by the Teng Yue Accounts, representing approximately 5.9% of the issued and outstanding Ordinary Shares of the Issuer.

(b) Teng Yue, Teng Yue Holdings and Mr. Li have the shared power to vote and dispose of the Ordinary Shares owned by the Teng Yue Accounts reported in this Schedule 13D.

(c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Appendix 1 attached hereto and made a part hereof. The transactions in the Ordinary Shares were effected in the open market, and the reported price per share excludes commissions.

(d) No person other than the Reporting Persons or the Teng Yue Accounts is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

The Teng Yue Accounts from time to time may enter into and unwind cash settled equity swap or other similar derivative arrangements with respect to the Ordinary Shares or other securities of the Issuer. The Teng Yue Accounts currently have additional long economic exposure to the Ordinary Shares in an amount equal to approximately 1.1% of the issued and outstanding Ordinary Shares of the Issuer through such arrangements with Morgan Stanley Capital Services Inc. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Teng Yue, Teng Yue Holdings and Mr. Li dated June 28, 2013.

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Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2013

TENG YUE PARTNERS, L.P.

By:	Teng Yue Partners Holdings, LLC

	By:	/s/ Tao Li
Tao Li
Manager

TENG YUE PARTNERS HOLDINGS, LLC

By:	/s/ Tao Li
Tao Li
Manager

/s/ Tao Li
Tao Li

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APPENDIX 1

Trade Date	Shares Purchased/(Sold)	Price/Share
5/28/2013	(12,727,240)	.44000
6/6/2013	936,760	.52178
6/6/2013	249,000	.52373
6/7/2013	3,063,240	.53593
6/10/2013	1,089,120	.53851
6/11/2013	1,893,390	.53821
6/12/2013	1,517,490	.53740
6/13/2013	1,189,940	.53030
6/14/2013	728,080	.53030
6/17/2013	3,856,090	.53106
6/18/2013	2,071,870	.52899
6/19/2013	1,961,200	.53041
6/20/2013	622,950	.52407
6/21/2013	424,010	.52604
6/24/2013	1,841,840	.51354
6/25/2013	1,000,000	.51603

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